Free Writing Prospectus Filed Pursuant to Rule 433 For Institutional and Professional Investors Only Registration No. 333-190038 Not For Distribution To Retail Customers FOR INFORMATION ONLY NOT FOR FURTHER DISTRIBUTION

Barclays Backwardation Long/Short ER Index: Executive Summary Barclays Backwardation Long/Short ER Index is designed to provide enhanced returns from commodities markets: Selection criteria is based on the following: – Different commodities exhibit different supply and demand fundamentals – Historically, tight inventories have generally been correlated with higher performance – Target commodities with the greatest potential for positive returns based on the level of backwardation Backwardation Long/Short ER Index uses a non-discretionary methodology – Evaluate the degree of backwardation in the futures price curve from a universe of 23 commodities – Take a long position1 in the 6 commodities with the highest observed backwardation3 – Take a short position2 in the 6 commodities with the lowest observed backwardation3 Barclays Backwardation Long/Short ER Index is independently calculated by Barclays Index, Portfolio and Risk Solutions (IPRS) Barclays Bank PLC is the Index Sponsor of the Barclays Backwardation Long/Short ER Index 1This denotes an investment in a proprietary Barclays single commodity index for which the underlying contract is deferred by three months 2This denotes an investment in a proprietary Barclays single commodity index for which the underlying contract is the next nearby or front month contract. 3 See appendix for explanation of “backwardation” 2 | Barclays Backwardation Long/Short ER Index | February 2014 FOR INFORMATION ONLY NOT FOR FURTHER DISTRIBUTION

FOR INFORMATION ONLY NOT FOR FURTHER DISTRIBUTION Backwardation Index Investment Approach Index Methodology Traditional Commodity Indices Annual Reweighting Goal Representativeness of commodity market Selection Based On Global commodity production, liquidity International trade measures Barclays Backwardation Index Monthly Reweighting Goal Provide a diversified commodity investment targeting commodities with the highest relative upside potential Selection Based On Inventory levels as measured by level of backwardation / contango 3 | Barclays Backwardation Long/Short ER Index | February 2014

FOR INFORMATION ONLY NOT FOR FURTHER DISTRIBUTION The Value Proposition The underlying premise of the Backwardation Selection Process is based on the observation that, historically, commodities with low inventories have tended to outperform commodities with high inventories. Lower Greater Upside Inventories … Potential Why are low inventories related to higher potential return Inventories can act as a shock absorber for commodity prices by providing a source for commodity supply in the case of a demand spike or supply disruption. When inventory levels are low, they may be unable to fulfill their role as a commodity price shock absorber. Commodity prices can become more susceptible to upward price shocks in the case of increased demand or reduced supply. 4 | Barclays Backwardation Long/Short ER Index | February 2014

FOR INFORMATION ONLY NOT FOR FURTHER DISTRIBUTION Backwardation is a Useful Proxy for Inventory Levels Accurate inventory levels are often difficult to observe directly in a timely manner, Price-based measures, such as the degree of “Backwardation” in the forward price curve can be used to help assess the current state of commodity inventories. Low inventory levels have historically been associated with an inverted (“backwardated”) term structure. Low Futures Curve Inventories Backwardation Hard to Observe Easily Observable Example: Copper Inventories vs. Level of Backwardation 25% 20% 15% (LP13/LP1) 10% Slope 5% 0% Month -5% 12 -10% 0 100 200 300 400 500 600 700 800 900 1,000 Copper Warehouse Stocks LP1 is 1st month Copper Future Source: Bloomberg and Barclays Capital. July 1997 to Jan 2014 LP13 is 13th month Copper Future *12 Month Slope is measured as the slope from the first contract in the future curve to the contract 1 year ahead and is defined in more detail on slide 7 5 | Barclays Backwardation Long/Short ER Index | February 2014 PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FOR INFORMATION ONLY NOT FOR FURTHER DISTRIBUTION Analysis of Curve Slope / Performance Relationship Backwardated commodities have been associated with elevated average performance Historically more backwardated commodities have outperformed other commodities 2.5% Unleaded WTI Crude Heating Oil 2.0% Nickel Brent Crude Copper Gas Oil Return 1.5% Lead Silver Price Sugar 1.0% Gold Nearby Soybeans Lean Hogs Zinc 0.5% Kansas Wheat Monthly Aluminium Cocoa Live Cattle Corn Average Wheat 0.0% Cotton Natural Gas Coffee -0.5% -1.0% -6.0% -4.0% -2.0% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% Average Monthly 12 Month Slope More Backwardated * More Contango Source: Bloomberg and Barclays. Monthly returns from December 1999 to March 2012 *12 Month Slope is measured as the slope from the first contract in the future curve to the contract 1 year ahead and is defined in more detail on slide 7 6 | Barclays Backwardation Long/Short ER Index | February 2014 PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FOR INFORMATION ONLY NOT FOR FURTHER DISTRIBUTION Backwardation Measure: The 12-Month Slope In the Backwardation Selection Process the level of backwardation is measured between the nearby contract and the contract for delivery approximately one year in the future. Key Characteristics of the 12 Month Slope —Reflects the first year of the futures curve —Avoids short term distortions that can occur at the very front of the curve —Deals with the seasonality observed in many commodities —Can be a useful tool to determine performance differentiation when compared with other slope measures tested 12 Month Slope—Nickel Seasonality in futures curves—Corn 22800 580 22600 560 22400 540 22200 520 Price 22000 Price 500 21800 480 21600 460 21400 440—10—11 11 — 11 11—11—11 — 12—12 12—12—12—12—10 11 11 11 11 11 11 12 12 12 12 12 12 — — — — — ——Dec Feb Apr Jun Aug Oct Dec Feb Apr Jun Aug Oct Dec Dec Feb Apr Jun Aug Oct Dec Feb Apr Jun Aug Oct Dec Source: Bloomberg and Barclays as of 31 December 2012 Source: Bloomberg and Barclays as of 31 December 2012 7 | Barclays Backwardation Long/Short ER Index | February 2014 PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FOR INFORMATION ONLY NOT FOR FURTHER DISTRIBUTION Monthly Portfolio Construction From a universe of 23 Commodities: —Long position1 in the 6 most backwardated (least contangoed) commodities and a —Short position2 in the 6 most contangoed (least backwardated) commodities using the Backwardation Selection Process Example Allocation Most Backwardated 1 Cotton Long 3M 50% Long + 50% Short 2 Sugar Exposure 3 Corn 4 Soybeans 5 Coffee 8.3% 8.3% 6 Copper 8.3% 7 Nickel 8.3% 8 Lead 9 Gold 8.3% 8.3% 10 Silver 11 Zinc 8.3% 8.3% 12 Aluminium 8.3% 13 Unleaded Gasoline 8.3% 14 Brent Crude 8.3% 8.3% 15 Cocoa 16 WTI Crude 17 Gas Oil Soybeans Coffee 18 Heating Oil Copper Heating Oil 19 Kansas Wheat Kansas Wheat Live Cattle 20 Live Cattle Lean Hogs Wheat 21 Lean Hogs Natural Gas Cotton 22 Wheat Short Nearby Sugar Corn Most Contango 23 Natural gas Exposure 1This denotes an investment in a proprietary Barclays single commodity index for which the underlying contract is deferred by three months. 2This denotes an investment in a proprietary Barclays single commodity index for which the underlying contract is the next nearby or front month contract. 8 | Barclays Backwardation Long/Short ER Index | February 2014

Historical Performance

- The Barclays Backwardation Long/Short ER Index was launched in November 23, 2010
- Over USD 800 million notional outstanding[1]
- Published on Bloomberg
  (ER): Bloomberg ticker BCCFBKAP Index
  (TR): Bloomberg ticker BCCFBKAT Index

Barclays Backwardation Long/Short ER Index Returns:

2012	2013
+4.27%	+7.16%

31 January 2014

- **Performance Statistics** (Nov 2010 – Jan 2014):

Risk & Return	Barclays Backwardation Long/Short ER Index ER	DJ-UBS Commodity Index ER*
Return (p.a.)	5.83%	-4.67%
Annualized Volatility[2]	6.78%	15.75%
Sharpe[3]	0.86	-0.30
Correlation (to DJ-UBSCI ER)	0.05	1.00

All performance statistics are calculated using month end data.

[1] *in OTC and Listed Products linked to Barclays Backwardation Long/Short ER amd TR indices; as of 31 January 2014*

[2] *Annualized Volatility is calculated using standard deviation of monthly returns multiplied by the square root of 12*

[3] *Sharpe is calculated by dividing return per annum by annualized volatility*

*The Dow-Jones UBS Commodity ER Index was designed as a benchmark for investment in the commodity markets and reflects the returns that are potentially available through an unleveraged investment in futures contracts on physical commodities.

Historical Performance of Barclays Backwardation Long/Short ER Index


130
120
110
100
90
80
Rebased Index Levels
2010
2011
2012
2013
Barclays Backwardation Long Short Index ER
DJ-UBS Commodity Index ER

Source: Bloomberg and Barclays as of 31 January 2014 using month end data

Annual Performance


12%
8%
4%
0%
-4%
-8%
-12%
-16%
Return
2010
2011
2012
2013
2014
Barclays Backwardation Long Short Index ER
DJ-UBS Commodity Index ER

Source: Bloomberg and Barclays as of 31 January 2014 using month end data

9 | Barclays Backwardation Long/Short ER Index | February 2014

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

BARCLAYS

FOR INFORMATION ONLY
NOT FOR FURTHER DISTRIBUTION

Historical Performance and Correlation

- **Heat Map** of monthly performance of Barclays Backwardation Long/Short ER Index.
  - Percentage of positive months: 72%

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2010											-1.18%	2.83%	1.61%
2011	0.47%	3.16%	-3.94%	-2.11%	0.20%	1.95%	0.45%	0.05%	0.94%	0.64%	2.01%	0.68%	4.39%
2012	1.68%	3.04%	4.39%	0.22%	-4.09%	-2.22%	-0.09%	4.16%	-2.74%	-0.78%	0.10%	0.90%	4.27%
2013	1.37%	0.37%	0.27%	-2.33%	2.34%	2.35%	0.98%	0.95%	-1.31%	0.59%	?1.05%	0.41%	7.16%
2014	-0.24%												-0.24%

Source: Barclays and Bloomberg as of 31 January 2014 using month end data

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

- **Correlation analysis** (Nov 10 – Jan14):

Monthly return correlation	Barclays Backwardation Long/Short ER Index ER	DJ-UBS Commodity Index ER	S&P 500 ER (Equities)	Barclays US Aggregate Bond ER (Bonds)
Barclays Backwardation Long/Short ER Index ER	100.0%	5.4%	24.1%	-44.0%
DJ-UBS Commodity Index ER		100.0%	61.7%	-8.7%
S&P 500 ER			100.0%	-31.2%
Barclays US Aggregate Bond ER				100.0%

Source: Barclays and Bloomberg as of 31 January 2014 using month end data

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

The S&P 500® Index is intended to provide an indication of the pattern of stock price movement in the U.S. equities market.
The S&P GSCI ER was designed as a benchmark for investment in the commodity markets and reflects the returns that are potentially available through an unleveraged investment in futures contracts on physical commodities.
The Barclays U.S. Aggregate Bond Index provides a measure of the performance of the U.S. investment grade bonds market.

10 | Barclays Backwardation Long/Short ER Index | February 2014

BARCLAYS

Appendix and Disclaimers 11 | Barclays Backwardation Long/Short ER Index | February 2014

Commodity Curve Shape – Backwardation and Contango Roll yield is an important component of commodity index returns and will depend on the shape of the futures curve, i.e., backwardated (downward sloping) or contango (upward sloping). Backwardation Contango Price Price Time to expiry Time to expiry Assuming the price and shape of the futures curve remain constant and a long position in a futures contract is rolled: —In backwardation, a more expensive contract will be sold and a cheaper contract purchased, creating a positive “roll yield”, which can positively impact a long position in a futures contract. —In contango, a cheaper contract will be sold and a more expensive contract purchased, creating a negative “roll yield”, which can negatively impact a long position in a futures contract. 12 | Barclays Backwardation Long/Short ER Index | February 2014

Risk Factors Some of the risks related to securities or products that may be linked to Barclays commodity indices or underlying reference assets (“Structured Investments”) are described below. Before investing in any Structured Investment, you should read the relevant prospectus or disclosure statement for a detailed explanation of the terms, risks, tax treatment and other relevant information of the investment. We also urge you to consult your financial, tax and legal advisors before investing. The Strategy Employed by the Barclays Backwardation Long/Short ER Index Excess Return is not Guaranteed to Succeed The Barclays commodity index referenced in this presentation is based on the premise(s) or strategies referenced herein. There is no assurance that this strategy will be successful and, accordingly, no assurances can be made that any Barclays commodity index or reference asset will appreciate during the term of any Structured Investment. The Backwardation Long/Short ER Index Total Return utilizes the Backwardation Selection Process each month, which is a proprietary method intended to select commodities that have the highest degree of observed backwardation (or least degree of contango). The Backwardation Selection Process evaluates the degree of backwardation in the futures price curve for 23 commodities and selects six commodities each month with the highest degree of observed backwardation and six commodities with the lowest degree of observed backwardation. The Backwardation Selection Process may not effectively measure the degree of backwardation or capture the benefits of this measure. Furthermore, even if the Backwardation Selection Process is successful in identifying the commodities that exhibit the highest and lowest degree of backwardation within the universe of the commodities underlying the Barclays Backwardation Long/Short ER Index Excess Return, the degree of backwardation at any given time is not necessarily an accurate indication of future prices at relevant times during the term of any Structured Investment linked to the index. If the components of the Long Portfolio decrease in value or if the Short Portfolio increases by an amount enough to offset the performance of the Long Portfolio, the level of the Barclays Backwardation Long/Short ER Index Excess Return, and market value of any Structured Investment linked to such index, will decline. If the Backwardation Selection Process proves to be ineffective, then an investment in any Structured Investment linked to such index may underperform a corresponding investment in instruments linked to other commodity indices or other backwardation measures, possibly by a substantial margin. The issuance of Structured Investments should not be deemed an assurance or guarantee by Barclays Bank PLC or any of its affiliates that the level of the underlying reference asset will increase or that the Structured Investments will generate a positive return. Credit of Issuer The Structured Investments are senior unsecured debt obligations of the Issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Structured Investments depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and are not guaranteed by a third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Structured Investments and, in the event Barclays Bank PLC were to default on its obligations, an investor may not receive the amounts owed to you under the terms of the Structured Investments. No rights to the reference asset As holders of the Structured Investments, investors will not have any rights (including any voting rights or rights to receive any distributions or any rights to receive the underlying commodities or exchange-traded or over-the-counter instruments based on these commodities) that the holders of any reference asset or components of the reference asset would have. Limited liquidity Investors should be willing to hold Structured Investments to maturity. There may be little or no secondary market for Structured Investments. Barclays Capital Inc. or other affiliates of Barclays Bank PLC intend to make a secondary market in the Structured Investments. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in the Structured Investments. If an investor sells Structured Investments prior to their maturity, an investor may have to sell them at a substantial loss. Because other dealers are not likely to make a secondary market for the Structured Investments, the price, if any, at which an investor may be able to trade the Structured Investments is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Structured Investments. Certain built-in costs are likely to adversely affect the value of the Structured Investments prior to maturity The original issue price of the Structured Investments includes the agent’s commission and the cost of hedging our obligations under the Structured Investments. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Barclays Capital Inc. or other affiliates of Barclays Bank PLC will be willing to purchase Structured Investments from the investor in secondary market transactions may be lower than the original issue price, and any sale prior to the maturity date of the Structured Investment could result in a substantial loss to the investor. 13 | Barclays Backwardation Long/Short ER Index | February 2014

Risk Factors Your own evaluation of the merits In connection with any purchase of a Structured Investment, we urge you to consult your own financial, tax and legal advisors as to the risks involved in an investment in the product and to investigate the reference asset and not rely on our views in any respect. You should make a complete investigation as to the merits of an investment in a Structured Investment before investing. Historical results not indicative of future performance The historical or hypothetical performance of the reference asset should not be taken as an indication of the future performance of the reference asset. It is impossible to predict whether the level, value or price of the reference asset will fall or rise during the term of the Structured Investments, in particular in the environment in recent periods which has been characterized by unprecedented volatility across a wide range of asset classes. Past fluctuations and trends in the reference assets are not necessarily indicative of fluctuations or trends that may occur in the future. Market risk The return, if any, on Structured Investments is dependent on the performance of the reference asset to which it is linked. Thus, changes in the level, value or price of the reference asset will determine the amount payable on the Structured Investment. Unless a Structured Investment is fully principal protected (in which case, all payments on the Structured Investment are subject to the credit risk of Barclays Bank PLC), if the level, value or price of the reference asset declines, you may lose some or all of your investment at maturity. Price volatility Movements in the levels, values or prices of the reference assets and their respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. As a result, it is impossible to predict whether the levels, values or prices of the reference assets will rise or fall during the term of any Structured Investment. Changes in the levels, values or prices of the reference assets will determine the payment on the Structured Investments. Therefore, you may receive less, and potentially substantially less, than the amount you initially invested in the Structured Investments if the levels, values or prices of the reference assets decline. Unless your Structured Investment is fully principal protected (in which case, all payments on the Structured Investment are subject to the credit risk of Barclays Bank PLC as the issuer), you should be willing and able to bear the loss of some or all of your investment. Many unpredictable factors, including economic and market factors, will impact the value of the Structured Investments In addition to the level, value or price of the reference asset on any day, the market value of the Structured Investments will be affected by a number of economic and market factors that may either offset or magnify each other, including: the expected volatility of the reference asset or its underlying components; the time to maturity of the Structured Investments; interest and yield rates in the market generally; a variety of economic, financial, political, regulatory or judicial events; supply and demand for the Structured Investments; and the creditworthiness of the issuer, including actual or anticipated downgrades in the credit ratings of the issuer. 14 | Barclays Backwardation Long/Short ER Index | February 2014

Risk Factors Potential conflicts of interests Barclays Bank PLC or one of its affiliates could serve as the calculation agent for the Structured Investments. The calculation agent will make determinations related to the Structured Investments, including calculating the amounts payable to you under the Structured Investments and making judgments related to the levels, values, prices or any other affected variable under certain circumstances. Conflicts of interest may arise in connection with Barclays Bank PLC or its affiliates performing the role of calculation agent under the Structured Investment. If the Structured Investment were linked to one or more Barclays’ indices, Barclays Bank PLC is the index sponsor. The index sponsor is responsible for the composition, calculation and maintenance of the index and has the discretion in a number of circumstances to make judgments in connection with the composition, calculation and maintenance of the Index. The exercise of this discretion may present the index sponsor with significant conflicts of interest in light of the fact that Barclays Bank PLC is the issuer of the Structured Investments. The index sponsor has no obligation to take the needs of any buyer, seller or holder of the Structured Investments into consideration at any time. In addition, Barclays Bank PLC and its affiliates play a variety of roles in connection with the issuance of the Structured Investments, including hedging its obligations under the Structured Investments. In performing these duties, the economic interests of Barclays Bank PLC and its affiliates are potentially adverse to your interests as an investor in the Structured Investments. The Wealth and Investment Management division of Barclays may sell the Structured Investments to certain of its customers and may receive compensation from Barclays, as the issuer of the Structured Investments, in this capacity The Wealth and Investment Management division of Barclays may offer Structured Investments to its clients and be compensated for doing so. The Wealth and Investment Management division of Barclays, functioning in the United States through Barclays Capital Inc., will be acting as agent for Barclays Bank PLC in connection with the distribution of the Structured Investments to you and, as such, its role may create a potential conflict of interest. The Wealth and Investment Management division of Barclays is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of the Structured Investments by you. If you are considering whether to invest in the Structured Investments through the Wealth and Investment Management division of Barclays, Barclays Bank PLC strongly urges you to seek independent financial and investment advice to assess the merits of such investment. Commodities and commodities futures prices may change unpredictably Market prices of commodities futures contracts, including futures contracts underlying commodities indices, may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade, fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; and monetary and other governmental policies, action and inaction. The current or “spot” prices of physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of those physical commodities. These factors may adversely affect the level, value or price of commodities reference assets and, consequently, the market value and return, if any, of Structured Investments linked to commodities reference assets. Commodities futures and commodities indices that track commodities futures do not provide exposure to the spot prices of commodities Commodities futures prices, and the level or value of commodities indices that track commodities futures prices, reflect the prices for futures contracts for physical commodities. They do not reflect the current or “spot” prices of any commodity. A commodity futures contract represents an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period, and the price of the contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or spot price reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at any given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity, and expectations concerning supply and demand for the commodity. While price movements in futures contracts of physical commodities may at times correlate with changes in the spot prices of those commodities, such correlation may only be approximate or at times be weak. As such, Structured Investments that reference commodities futures contracts, or the level or value of commodities indices that track commodities futures contracts, are not intended to be representative of an investment that provides exposure to spot prices of commodities. Consequently, such Structured Investments may not be an effective means to hedge against the risk of losses in commodity-related transactions or to indirectly invest in commodities. 15 | Barclays Backwardation Long/Short ER Index | February 2014

Risk Factors The difference between commodities futures prices and the current prices of the underlying commodities may adversely affect the amounts payable under a Structured Investment linked to commodities indices Most commodity indices track the prices of commodities futures contracts. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodities futures contracts normally specify a certain date for delivery of the underlying physical commodities. As the futures contracts underlying a commodities index approach expiration, they are replaced by, or “rolled” into, similar contracts that have a later expiration. If the market for these contracts is (putting aside other considerations) in “backwardation”, which means that the prices of futures contracts are lower in the distant delivery months than the spot price of the underlying commodity or the price of the futures contracts in the nearer delivery months, a positive “roll yield” would be reflected in the level of the commodities index. The actual realization of a potential roll yield will be dependent upon the level of the spot price of the physical commodity relative to the unwind price of the commodity futures contract at the time of sale of the contract. The absence of backwardation (or “contango”) in the commodity markets could result in negative “roll yields”, which could adversely affect the level or value of the commodities indices underlying your Structured Investment and, accordingly, decrease the payment you receive at maturity or upon redemption. Changes in law or regulation relating to commodities futures contracts may adversely affect the market value of, and the amounts payable under, your Structured Investment Commodity futures contracts, that underlie commodity indices, are subject to legal and regulatory regimes that are in the process of changing in the United States and, in some cases, in other countries. The Dodd-Frank Wall Street Reform and Consumer Protection Act, commonly known as the “Dodd-Frank Act”, provides for substantial changes in the regulation of the futures and over-the-counter derivatives markets. Among other things, the Dodd-Frank Act is intended to limit speculation and increase transparency in the commodity derivatives markets and regulate the over-the-counter derivatives markets. The legislation requires regulators, including the CFTC, to adopt rules on a variety of issues, many of which have been adopted and have become effective. In addition, certain significant components of the Dodd-Frank Act regulatory scheme, including registration and reporting requirements, as well as centralized clearing requirements for certain products and market participants, have been implemented. However, the Dodd-Frank Act regulatory scheme has not yet been fully implemented, and the ultimate impact of the regulations on the markets and market participants cannot yet be determined. Among other things, the legislation requires that most over-the-counter transactions be executed on organized exchanges or facilities and be cleared through regulated clearing houses. This requirement becomes effective for certain products from February 2014. In addition, the legislation requires registration of, and imposes regulations on, swap dealers and major swap participants. The legislation also authorizes the CFTC, subject to certain requirements, to adopt rules with respect to the establishment of limits on futures and swap positions that are not entered into or maintained for “bona fide” hedging purposes, as defined in the legislation, and the CFTC has proposed such rules. In addition, the legislation requires the CFTC to apply its position limits across the futures positions held by a market participant on any exchange or trading facility, together with its positions in swaps that are “economically equivalent” to the specified exchange-traded futures that are subject to the position limits. The enactment of the Dodd-Frank Act, and the CFTC’s adoption of rules on position limits, could limit the extent to which entities can enter into transactions in exchange-traded futures contracts as well as related swaps and could make participation in the markets more burdensome and expensive. Any such limitations could restrict or prevent our ability to hedge our obligations under Structured Investments. Industry trade groups filed a lawsuit against the CFTC challenging the rules adopted by the CFTC on position limits. On September 28, 2012, the U.S. District Court for the District of Columbia granted a summary judgment motion in favor of the industry trade groups that vacated and remanded the position limit rules adopted by the CFTC. On November 5, 2013, the CFTC voluntarily dismissed its appeal of the ruling and re-proposed for public comment new position limit rules largely similar to the vacated rules. If ultimately adopted by the CFTC, the position limit rules will likely limit transactions in the futures and over-the-counter derivative markets and could substantially reduce liquidity and increase commodity market volatility. This could, in turn, adversely affect the prices of such contracts and, in turn, the market value of Structured Investments and the amounts payable on Structured Investments. In addition, other parts of the legislation, by increasing regulation of, and imposing additional costs on, swap transactions, could reduce trading in the swap market and therefore in the futures markets, which would further restrict liquidity, increase volatility and adversely affect prices, which could in turn adversely affect the value of Structured Investments that reference commodities. 16 | Barclays Backwardation Long/Short ER Index | February 2014

Risk Factors Other regulatory organizations have proposed, and in the future may propose, further reforms similar to those enacted by the Dodd-Frank Act or other legislation which could have an adverse impact on the liquidity and depth of the commodities, futures and derivatives markets. For example, the European Commission recently published a proposal developed by the European Securities and Markets Authority (“ESMA”), which updates the Markets in Financial Instruments Directive, commonly known as “MiFID II,” and the Markets in Financial Instruments Regulation, commonly known as “MiFIR.” The scope of the final regulations and the degree to which member states will be allowed discretion in implementing the directive is yet to be seen. If these regulations are adopted, including, for example, regulations requiring position limits, they could substantially reduce liquidity and increase volatility in the commodities futures contracts, which could adversely affect the prices of such contracts and, in turn, the market value of Structured Investments, that reference commodities, and the amounts payable on those Structured Investments at maturity or upon early redemption. The European Commission has also adopted the European Market Infrastructure Regulation (“EMIR”), which requires many over-the-counter derivatives to be centrally cleared and, together with technical standards published and to be published by ESMA, will establish margin and capital requirements for non-centrally cleared over-the-counter derivatives. There exists potential for inconsistency between regulations issued by the CFTC and technical standards adopted under EMIR, which could lead to market fragmentation. 17 | Barclays Backwardation Long/Short ER Index | February 2014

Disclaimer Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings of the securities identified above. Before you invest, you should read the prospectus, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Capital Inc., the Wealth and Investment Management Division of (“WIM”) or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Capital Inc. sales representative or Barclays WIM Investment Representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019. The Dow Jones-UBS Commodity IndexesSM: The Dow Jones-UBS Commodity IndexesSM are a joint product of DJI Opco, LLC (“DJI Opco”), a subsidiary of S&P Dow Jones Indices LLC, and UBS Securities LLC (“UBS”), and have been licensed for use by Barclays Bank PLC. Dow Jones® and DJ® are trademarks of Dow Jones Trademark Holdings LLC; UBS® is a registered trademark of UBS AG. S&P® is a registered trademark of Standard & Poor’s Financial Services LLC; and these trademarks have been licensed for use by DJI Opco and sublicensed for certain purposes by Barclays Bank PLC. Barclays indices which are based on the Dow Jones-UBS Commodity IndexSM, are not sponsored, endorsed, sold or promoted by Dow Jones, UBS, DJI Opco or any of their respective subsidiaries or affiliates, and none of Dow Jones, UBS, DJI Opco or any of their respective affiliates, makes any representation regarding the advisability of investing in such Structured Investments. S&P GSCI Indices: “S&P GSCI®”, “S&P GSCI® Index”, “S&P GSCI® Total Return Index” and “S&P GSCI® Commodity Index” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Barclays Bank PLC. The Structured Investments are not sponsored, endorsed, sold or promoted by S&P. S&P does not make any representation or warranty, express or implied, to the owners of the Structured Investment or any member of the public regarding the advisability of investing in securities generally or in the Structured Investments particularly or the ability of the S&P GSCI® to track general commodity or stock market performance. THESE MATERIALS DO NOT DISCLOSE ALL THE RISKS AND OTHER SIGNIFICANT ISSUES RELATED TO THE PRODUCTS. PRIOR TO TRANSACTING, POTENTIAL INVESTORS SHOULD ENSURE THAT THEY FULLY UNDERSTAND THE TERMS OF THE PRODUCT AND ANY APPLICABLE RISKS. © 2014, Barclays Bank PLC. All rights reserved. 18 | Barclays Backwardation Long/Short ER Index | February 2014